Exhibit (a)(1)(i)

BLACKSTONE PRIVATE EQUITY STRATEGIES FUND L.P.

345 Park Avenue, 40th Floor

New York, New York 10154

If you do not want to sell your limited partnership

units at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

January 2, 2025

Dear Unitholder:

This letter serves to inform you of important dates relating to a repurchase offer by Blackstone Private Equity Strategies Fund L.P. (the “Fund”). If you are not interested in tendering your limited partnership units in the Fund (“Units”), including if held indirectly through Blackstone Private Equity Strategies Fund (TE) L.P. (the “Feeder”), for repurchase at this time, please disregard this notice and take no action.

Please note that because none of the currently outstanding Units have been outstanding for more than 24 months, all Units will be subject to an “early repurchase deduction” of 5% by the Fund, except as noted below. For the avoidance of doubt, in the case of death, divorce or qualified disability of a unitholder of the Fund (“Unitholder”), including, for the avoidance of doubt, indirect unitholders of the Feeder (the “Feeder Unitholders”), certain discretionary model portfolio management programs, trade or operational errors and in certain other circumstances, Units will not be subject to such “early repurchase deduction”. Unless otherwise specified, references to Unitholders herein shall include Feeder Unitholders and Feeder Unitholders shall have a right to participate in the Offer under the same terms as direct unitholders of the Fund. In addition, the sale of Units may also be subject to income and transfer taxes.

The tender offer period will begin on January 2, 2025 and end at 11:59 p.m., Eastern Time, on February 3, 2025. The purpose of the tender offer is to provide liquidity to Unitholders. Units may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Units for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Units at this time.

Should you wish to tender all or some of your Units during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail, email or fax to the Fund’s Transfer Agent, SS&C GIDS, Inc., Attention: Blackstone Private Equity Strategies Fund L.P., using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail: SS&C GIDS, Inc. PO Box 219338, Kansas City, MO 64121-9338

Overnight Mail: SS&C GIDS, Inc. 430 W 7th St. Suite 219338, Kansas City, MO 64105-1407

Email*: BlackstonePrivateEquity_ai@sscinc.com

*	The above email address is a no-reply inbox, and will not accept secure messages or password protected attachments. Please submit one order at a time if sending by email.

Fax: (833) 623-2407

All Unitholders tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Units must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on February 3, 2025.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (844) 702-1299.

Sincerely,

Blackstone Private Equity Strategies Fund L.P.